Rocket Pharmaceuticals, Inc. 9 Cedarbrook Drive Cranbury, NJ 08512

October 7, 2021

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tara Harkins, Kevin Kuhar

Re:	Rocket Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
File No. 001-36829

Dear Ladies and Gentlemen:

Rocket Pharmaceuticals, Inc. (“Rocket” or the “Company”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 27, 2021 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission on March 1, 2021 (the “Form 10-K”). For your convenience, the Staff’s comment is reproduced in italicized type below, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 62

1. We note the discussion on page 61 that R&D activities are central to your business model and that you expect them to increase substantially over the next several years. We also see direct R&D expenses are tracked on a program-by-program basis for your product candidates. Accordingly, please revise future filings to quantify and discuss costs by product candidate as well as by the type or nature of expense for each period presented.

The Company respectfully acknowledges the Staff’s comment and will enhance the disclosure in its future filings beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, to provide R&D expenses tracked on a program-by-program basis as well as by type and nature of its expense for its product candidates substantially consistent with the disclosure set forth on Exhibit A hereto.

With regards to the Company’s Annual Report on Form 10-K for the year ending December 31, 2021, the Company respectfully advises the Staff that it proposes to provide R&D expenses tracked on a program-by-program basis as well as by type and nature of its expense for its product candidates for the years ended December 31, 2021 and 2020.   For the year ended December 31, 2019, the Company did not track expenses by project and therefore cannot accurately reflect past history for the year ended December 31, 2019 by project.

If you or any other member of the Staff have any questions with regards to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please do not hesitate to contact the undesigned at 646-477-0510.

Sincerely,

/s/ Carlos Garcia-Parada
Carlos Garcia Parada
Chief Financial Officer

cc:	Gaurav Shah, Chief Executive Officer, Rocket Pharmaceuticals, Inc.
Sarah Ashfaq, Goodwin Procter LLP

Exhibit A

Our direct research and development expenses consist principally of external costs, such as fees paid to investigators, consultants, laboratories and CROs in connection with our clinical studies, and costs related to acquiring and manufacturing clinical study materials. We do not allocate salary and benefit costs and personnel-related discretionary bonus or stock-based compensation costs, costs associated with our general discovery platform improvements, depreciation or other indirect costs that are deployed across multiple projects under development and, as such, the costs are separately classified as other research and development expenses in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Direct Expenses:
Danon Disease (AAV)
Fanconi Anemia (LVV)
Pyruvate Kinase Deficiency (LVV)
Infantile Malignant Osteopetrosis (LVV)
Other product candidates
Total direct Expenses	—	—	—	—
Unallocated Expenses
Employee compensation
Share based compensation expense
Depreciation and amortization expense
Laboratory and related expenses
Legal and patent fees
Professional Fees
Other expenses
Total other research and development expenses	—	—	—	—
Total research and development expense	$—	$—	$—	$—